APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Kansas City Wellness Club

Profit and Loss
January - December 2021

	TOTAL
Income	
4000 Sales	174,345.26
4005 Event Revenue/Commission	615.18
Total Income	**$174,960.44**
Cost of Goods Sold	
5015 Product Purchases - Retail	3,625.27
Total Cost of Goods Sold	**$3,625.27**
GROSS PROFIT	**$171,335.17**
Expenses	
6000 Advertising & Marketing	50,042.17
6010 Bank Charges & Fees	57.75
6031 Club Gift card Program	120.00
6033 Club Guest Refreshments	796.83
6035 Club Software	1,516.51
6040 Club Equipment & Upgrades	2,057.20
6080 POS & Accounting Software	4,467.03
6093 Continuing Ed/Conferences	75.00
6095 Club Events/Workshops	4,965.77
6100 Contract Labor	11,554.57
6150 Contract Labor-Classes	1,541.90
6250 Dues & Subscriptions	250.00
6800 Insurance Expense	0.00
6800.01 Business Owner's	7,080.00
Total 6800 Insurance Expense	**7,080.00**
6820 Late Fees	28.00
6900 Professional Services	-1,461.00
7050 Miscellaneous Expense	40.93
7100 Office Supplies	307.28
7200 Postage & Delivery	460.82
7300 Rent & Lease Expense	73,985.52
7400 Repairs & Maintenance	87.31
7500 Payroll Expenses	0.00
7550 Wages	207,694.24
7575 Taxes	20,633.31
Total 7500 Payroll Expenses	**228,327.55**
7510 Penalty	76.06
7560 Parking Exp-Staff	3,827.15
7570 Parking - Customer	804.90
7600 Club Supplies	15,815.21
7650 Staff Appreciation & Benefits	2,005.98
7670 Staff Wellness Investment & Con't Ed	90.00

	TOTAL
7700 Taxes & Licenses	598.37
7725 Telephone Expense	1,946.44
7750 Travel Expense	107.66
7800 Utilities	196.08
7900 Website/Domain Expense	705.94
Total Expenses	**$412,474.93**
NET OPERATING INCOME	**$ -241,139.76**
Other Income	
8005 PPP Loans Forgiven	73,060.00
8020 Miscellaneous Income	280.43
Total Other Income	**$73,340.43**
Other Expenses	
8500 Interest Expense	8.90
8551 Amortization Expense	3,401.00
Total Other Expenses	**$3,409.90**
NET OTHER INCOME	**$69,930.53**
NET INCOME	**$ -171,209.23**

Kansas City Wellness Club

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 BOK (Current)	34,507.97
1001 MoBank (Active-not used)	100.00
1002 MoBank (closed)	0.00
1003 BOK (MB)	0.00
1004 BOK (Admin/Supply)	0.00
1005 Paypal Bank Acct	0.00
1006 Cash On Hand	0.00
1007 Cashapp	0.00
1008 Other Payments	0.00
1009 Petty Cash	150.00
1010 BOK PPP	0.00
1011 SBB Ckg	0.00
Total Bank Accounts	**$34,757.97**
Other Current Assets	
1120 Organization Costs	0.00
1150 Undeposited Funds	0.00
MB Account	0.00
Repayment	0.00
July Parking Portion	0.00
Total Repayment	**0.00**
Venmo	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$34,757.97**
Fixed Assets	
1125 Leasehold Improvements	94,302.88
1200 Start-up Costs	51,018.42
1300 Equipment	19,664.42
1400 Accumulated Depreciation	-113,967.30
1401 Accumulated Amortization	-7,227.00
Total Fixed Assets	**$43,791.42**
Other Assets	
1700 Security Deposits	4,138.46
Total Other Assets	**$4,138.46**
TOTAL ASSETS	**$82,687.85**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2005 Home Depot CC	0.00
2006 Bank of Kansas City CC	0.00
2007 Nebraska Furn CC	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
2100 Unredeemed Gift Cards	251.00
2129 PPP Loan #2	0.00
2150 Missouri Department of Revenue Payable	0.00
2250 Direct Deposit Payable	0.00
2275 Due to Heath Wessling	4,057.84
2278 Due to employees	420.83
2300 Payroll Liabilities	0.00
2301 Federal Taxes (941/944)	0.00
2302 MO Income Tax	954.00
2303 MO Unemployment Tax	877.10
2304 MO Local Tax	695.62
2305 KS Income Tax	0.00
2306 Parking subsidy	0.00
2307 Federal Unemployment (940)	156.59
December 2021 parking spot	0.00
Total 2300 Payroll Liabilities	**2,683.31**
Total Other Current Liabilities	**$7,412.98**
Total Current Liabilities	**$7,412.98**
Long-Term Liabilities	
2125 Note Payable - GGT	100,000.00
2126 Note Payable-Owner	252,000.00
2128 PPP Loan	0.00
Total Long-Term Liabilities	**$352,000.00**
Total Liabilities	**$359,412.98**
Equity	
3000 Retained Earnings	-328,505.90
3100 Owner Contr butions	222,990.00
Net Income	-171,209.23
Total Equity	**$ -276,725.13**
TOTAL LIABILITIES AND EQUITY	**$82,687.85**

Kansas City Wellness Club

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-171,209.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Repayment:July Parking Portion	0.00
1401 Accumulated Amortization	3,401.00
2005 Home Depot CC	0.00
2006 Bank of Kansas City CC	-9,021.00
2007 Nebraska Furn CC	-857.48
2129 PPP Loan #2	0.00
2250 Direct Deposit Payable	0.00
2278 Due to employees	420.83
2301 Payroll Liabilities:Federal Taxes (941/944)	-781.37
2302 Payroll Liabilities:MO Income Tax	473.00
2303 Payroll Liabilities:MO Unemployment Tax	-51.51
2304 Payroll Liabilities:MO Local Tax	345.74
2305 Payroll Liabilities:KS Income Tax	-275.43
2306 Payroll Liabilities:Parking subsidy	-600.15
2307 Payroll Liabilities:Federal Unemployment (940)	-397.06
Payroll Liabilities:December 2021 parking spot	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,343.43**
Net cash provided by operating activities	**$ -178,552.66**
FINANCING ACTIVITIES	
2128 PPP Loan	-29,600.00
3000 Retained Earnings	122,308.45
3100 Owner Contributions	100,681.55
Net cash provided by financing activities	**$193,390.00**
NET CASH INCREASE FOR PERIOD	**$14,837.34**
Cash at beginning of period	19,920.63
CASH AT END OF PERIOD	**$34,757.97**

Kansas City Wellness Club

Profit and Loss
January - December 2022

	TOTAL
Income	
4000 Sales	336,070.73
4005 Event Revenue/Commission	727.21
4007 Rental Income or Residency commission	1,237.79
4008 Corporate Wellness & Club Online Course	375.00
Unapplied Cash Payment Income	0.00
Total Income	**$338,410.73**
Cost of Goods Sold	
5005 Customer Refunds	89.00
5015 Product Purchases - Retail	4,715.47
Total Cost of Goods Sold	**$4,804.47**
GROSS PROFIT	**$333,606.26**
Expenses	
6000 Advertising & Marketing	32,370.91
6010 Bank Charges & Fees	29.66
6015 Loan Fees	1,171.00
6031 Club Gift card Program	110.00
6033 Club Guest Refreshments	1,334.75
6035 Club Software	269.07
6038 Corporate Wellness Club Online Course	299.00
6040 Club Equipment & Upgrades	2,082.05
6080 POS & Accounting Software	8,614.50
6095 Club Events/Workshops	4,705.87
6100 Contract Labor	3,762.25
6150 Contract Labor-Classes	3,476.00
6200 Donations & Charity	376.43
6250 Dues & Subscriptions	500.00
6700 Guest Incentives	100.00
6800 Insurance Expense	542.45
6800.01 Business Owner's	6,158.43
Total 6800 Insurance Expense	**6,700.88**
7000 Meals	238.15
7050 Miscellaneous Expense	10.03
7100 Office Supplies	873.88
7200 Postage & Delivery	756.71
7250 Printing Expense	70.60
7300 Rent & Lease Expense	68,888.03
7400 Repairs & Maintenance	945.63

	TOTAL
7500 Payroll Expenses	0.00
7550 Wages	368,683.32
7575 Taxes	33,959.32
Total 7500 Payroll Expenses	**402,642.64**
7510 Penalty	41.18
7560 Parking Exp-Staff	1,501.01
7561 Reimbursements-Employee Parking	447.72
7570 Parking - Customer	719.85
7600 Club Supplies	16,282.60
7605 Back Bar Product Purchases	4,101.60
7650 Staff Appreciation & Benefits	1,293.81
7700 Taxes & Licenses	1,172.48
7725 Telephone Expense	1,601.26
7750 Travel Expense	1,041.44
7800 Utilities	200.74
7900 Website/Domain Expense	959.34
Total Expenses	**$569,691.07**
NET OPERATING INCOME	$ -236,084.81
Other Expenses	
8500 Interest Expense	7,108.67
Total Other Expenses	**$7,108.67**
NET OTHER INCOME	$ -7,108.67
NET INCOME	$ -243,193.48

Kansas City Wellness Club

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 BOK Operating (Current)	12,881.24
1001 MoBank (Active-not used)	100.00
1002 MoBank (closed)	0.00
1003 BOK (MB)	0.00
1004 BOK (Admin/Supply)	0.00
1005 Paypal Bank Acct	0.00
1006 Cash On Hand	0.00
1007 Cashapp	0.00
1008 Other Payments	0.00
1009 Petty Cash	150.00
1010 BOK PPP	0.00
1011 SBB Ckg	0.00
Total Bank Accounts	**$13,131.24**
Other Current Assets	
1120 Organization Costs	0.00
1150 Undeposited Funds	0.00
MB Account	0.00
Repayment	0.00
July Parking Portion	0.00
P/R Advance Ded	0.00
Total Repayment	**0.00**
Venmo	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$13,131.24**
Fixed Assets	
1125 Leasehold Improvements	94,302.88
1200 Start-up Costs	51,018.42
1300 Equipment	22,275.42
1400 Accumulated Depreciation	-113,967.30
1401 Accumulated Amortization	-7,227.00
Total Fixed Assets	**$46,402.42**
Other Assets	
1700 Security Deposits	4,138.46
Total Other Assets	**$4,138.46**
TOTAL ASSETS	**$63,672.12**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2005 Home Depot CC	0.00
2006 Bank of Kansas City CC	0.00
2007 Nebraska Furn CC	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
2100 Unredeemed Gift Cards	0.00
2129 PPP Loan #2	0.00
2150 Missouri Department of Revenue Payable	0.00
2250 Direct Deposit Payable	0.00
2275 Due to Heath Wessling	0.00
2278 Due to employees	0.00
2300 Payroll Liabilities	0.00
2301 Federal Taxes (941/944)	0.00
2302 MO Income Tax	2,051.00
2303 MO Unemployment Tax	595.80
2304 MO Local Tax	1,010.41
2305 KS Income Tax	0.00
2306 Parking subsidy	0.00
2307 Federal Unemployment (940)	198.72
December 2021 parking spot	0.00
Product Purchase	0.00
Total 2300 Payroll Liabilities	**3,855.93**
Total Other Current Liabilities	**$3,855.93**
Total Current Liabilities	**$3,855.93**
Long-Term Liabilities	
2125 Note Payable - GGT	130,000.00
2126 Note Payable-Owner	267,057.84
2127 N/P - Small Biz Loan	147,150.50
2128 PPP Loan	0.00
2130 EIDL Loan	5,900.00
2131 N/P - Justin Peterson/Great Rivers	19,626.46
Total Long-Term Liabilities	**$569,734.80**
Total Liabilities	**$573,590.73**
Equity	
3000 Retained Earnings	-276,725.13
3100 Owner Contr butions	10,000.00
Net Income	-243,193.48
Total Equity	**$ -509,918.61**
TOTAL LIABILITIES AND EQUITY	**$63,672.12**

Kansas City Wellness Club

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-243,194.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	1.00
Repayment:July Parking Portion	0.00
Repayment:P/R Advance Ded	0.00
2100 Unredeemed Gift Cards	-251.00
2150 Missouri Department of Revenue Payable	0.00
2250 Direct Deposit Payable	0.00
2275 Due to Heath Wessling	-4,057.84
2278 Due to employees	-420.83
2301 Payroll Liabilities:Federal Taxes (941/944)	0.00
2302 Payroll Liabilities:MO Income Tax	1,097.00
2303 Payroll Liabilities:MO Unemployment Tax	-281.30
2304 Payroll Liabilities:MO Local Tax	314.79
2305 Payroll Liabilities:KS Income Tax	0.00
2306 Payroll Liabilities:Parking subsidy	0.00
2307 Payroll Liabilities:Federal Unemployment (940)	42.13
Payroll Liabilities:Product Purchase	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,556.05**
Net cash provided by operating activities	**$ -246,750.53**
INVESTING ACTIVITIES	
1300 Equipment	-2,611.00
Net cash provided by investing activities	**$ -2,611.00**
FINANCING ACTIVITIES	
2125 Note Payable - GGT	30,000.00
2126 Note Payable-Owner	15,057.84
2127 N/P - Small Biz Loan	147,150.50
2130 EIDL Loan	5,900.00
2131 N/P - Justin Peterson/Great Rivers	19,626.46
3000 Retained Earnings	222,990.00
3100 Owner Contributions	-212,990.00
Net cash provided by financing activities	**$227,734.80**
NET CASH INCREASE FOR PERIOD	**$ -21,626.73**
Cash at beginning of period	34,757.97
CASH AT END OF PERIOD	**$13,131.24**

I, Heath Wessling, certify that:

1. The financial statements of Kansas City Wellness Club LLC included in this Form are true and complete in all material respects; and

2. The tax return information of Kansas City Wellness Club LLC included in this Form reflects accurately the information reported on the tax return for Kansas City Wellness Club LLC for the fiscal years ended 2021 and 2020 (most recently available as of the Date of this Form C).

Signature   *Heath Wessling*

Name: Heath Wessling

Title: Founder & Owner